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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _______________________________________________August 2006

ZENA CAPITAL CORP.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

(Address of Principal Executive Office)

1.  Unaudited Interim Financial Statements: Second Quarter Ended 6/30/2006

    Form 52-109FT2: CEO Certification of Interim Filings

    Form 52-109FT2: CFO Certification of Interim Filings

    First Quarter Interim Financial Statements: Management’s Discussion and

    Analysis

2.  News Release: August 23, 2006

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.            Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                       ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                       ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                       Yes ___     No xxx

SEC 1815 (9-06)    Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE QUARTERS ENDED JUNE 30, 2006 AND 2005 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION’S AUDITORS.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

June 30, 2006 and December 31, 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	June 30,	December 31,
ASSETS	2006	2005

Current
Cash – Note 5	$ 13,379	$ 41,127
GST receivable	4,916	6,783
Prepaid expenses and deposits	3,600	1,850

	21,895	49,760
Mineral property – Notes 2, 3 and Schedule 1	397,038	351,488

	$ 418,933	$ 401,248

LIABILITIES

Current
Accounts payable – Note 3	$ 201,389	$ 144,740
Convertible debentures – Note 6	100,000	100,000

	301,389	244,740

SHAREHOLDERS’ EQUITY

Share Capital – Notes 4 and 7	640,784	592,109
Contributed surplus	21,450	23,250
Deficit accumulated during the exploration stage	(544,690)	(458,851)

	117,544	156,508

	$ 418,933	$ 401,248

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the three and six months ended June 30, 2006 and 2005

and for the period February 8, 2000 (Date of Inception) to June 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					February 8,
					2000 (Date of
					Incorporation)
	Three months ended		Six months ended		to
	June 30,		June 30,		June 30,
	2006	2005	2006	2005	2006
Administrative expenses
Accounting and audit fees – Note 2	$ 8,476	$ 3,401	$ 11,976	$ 10,901	$ 87,908
Consulting – Note 2	18,000	20,552	36,000	38,552	144,522
Filing fees	3,964	4,170	7,342	7,020	46,004
Interest and bank charges	2,704	89	5,203	179	9,063
Investor relations costs	-	1,775	680	1,982	11,310
Legal fees	8,160	3,100	8,160	11,500	88,129
Office and miscellaneous – Note 2	4,620	2,855	7,190	5,917	56,052
Printing	932	985	932	985	6,144
Rent – Note 2	2,850	3,750	6,000	7,500	57,696
Sponsorship costs	-	-	-	-	22,250
Transfer agent	1,685	5,623	2,356	6,773	32,036
Travel – Note 2	-	627	-	3,516	13,777

Loss before other items	(51,391)	(46,927)	(85,839)	(94,825)	(574,891)

Other items
Interest income	-	39	-	315	29,531
Property investigation costs	-	-	-	-	(5,680)
Write-down of promissory note	-	-	-	-	(6,000)
Stock-based compensation	-	(900)	-	(1,790)	(23,250)

Loss for the period before income tax provision	(51,391)	(47,788)	(85,839)	(96,300)	(580,290)

Recovery of future income tax asset	-	-	-	-	35,600

Net loss for the period	(51,391)	(47,788)	(85,839)	(96,300)	(544,690)

Deficit, beginning of period	(493,299)	(313,765)	(458,851)	(265,253)	-

Deficit, end of period	$ (544,690)	$ (361,553)	$ (544,690)	$ (361,553)	$ (544,690)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)

Weighted average number of shares outstanding	5,283,690	5,000,833	5,143,043	5,000,833

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three and six months ended June 30, 2006 and 2005

and for the period February 8, 2000 (Date of Inception) to June 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					February 8,
					2000 (Date of
					Incorporation)
	Three months ended		Six months ended		to
	June 30,		June 30		June 30,
	2006	2005	2006	2005	2006

Operating Activities
Net loss for the period	$ (51,391)	$ (47,788)	$ (85,839)	$ (96,300)	$ (544,690)
Non-cash transactions:
Write-down of promissory note	-	-	-	-	6,000
Stock-based compensation	-	900	-	1,790	23,250
Recovery of future income tax asset	-	-	-	-	(35,600)
Changes in non-cash working capital items related to operations:
GST receivable	1,014	(3,589)	1,867	(4,225)	(4,916)
Accrued interest receivable	-	-	-	820	-
Prepaid expenses	875	300	(1,750)	-	(3,600)
Accounts payable	34,762	27,872	56,649	56,290	201,389

Cash used in operating activities	(14,740)	(22,305)	(29,073)	(41,625)	(358,167)

Investing Activities
Promissory note receivable	-	-	-	-	(6,000)
Mineral property costs	(22,050)	(25,806)	(45,550)	(43,364)	(397,038)

Cash used in investing activities	(22,050)	(25,806)	(45,550)	(43,364)	(403,038)

Financing Activities
Shares issued for cash	-	-	46,875	-	674,584
Convertible debenture	-	-	-	-	100,000

Cash provided by financing activities	-	-	46,875	-	774,584

Increase (decrease) in cash during the period	(36,790)	(48,111)	(27,748)	(84,989)	13,379

Cash and term deposit, beginning of period	50,169	55,329	41,127	92,207	-

Cash and term deposit, end of the period	$ 13,379	$ 7,218	$ 13,379	$ 7,218	$ 13,379

…/Cont’d

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three and six months ended June 30, 2006 and 2005

and for the period February 8, 2000 (Date of Inception) to June 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

February 8,
2000 (Date of
Incorporation)
	Three months ended		Six months ended		to
	June 30,		June 30,		June 30,
	2006	2005	2006	2005	2006

Cash and term deposit represented by:
Cash	$ 9,379	$ 3,218	$ 9,379	$ 3,218	$ 9,379
Funds held in trust	4,000	4,000	4,000	4,000	4,000

	$ 13,379	$ 7,218	$ 13,379	$ 7,218	$ 13,379

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to June 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					Deficit
					Accumulated
	Common Stock		Common		During the
	Issued		Stock	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Balance, February 8, 2000	-	$ -	$ -	$ -	$ -	$ -
Cash received on share subscriptions – at $0.075	2,250,000	168,750	-	-	-	168,750
Net loss for the period	-	-	-	-	(674)	(674)

Balance, December 31, 2000	2,250,000	168,750	-	-	(674)	168,076

Shares issued for cash
Pursuant to an initial public offering – at $0.15	1,350,000	202,500	-	-	-	202,500
Less: finance charges	-	(53,666)	-	-	-	(53,666)
Pursuant to the exercise of agent’s share purchase options – at $0.15	67,500	10,125	-	-	-	10,125
Net loss for the year	-	-	-	-	(28,217)	(28,217)

Balance, December 31, 2001	3,667,500	327,709	-	-	(28,891)	298,818

Net loss for the year	-	-	-	-	(54,014)	(54,014)

Balance, December 31, 2002	3,667,500	327,709	-	-	(82,905)	244,804

…/cont’d

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to June 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

					Deficit
					Accumulated
	Common Stock		Common		During the
	Issued		Stock	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total
Shares subscribed for cash	-	-	100,000	-		100,000
Net loss for the year	-	-		-	(75,927)	(75,927)

Balance, December 31, 2003	3,667,500	327,709	100,000	-	(158,832)	268,877

Shares issued for cash
Pursuant to a private placement – at $0.225	1,333,333	300,000	(100,000)	-	-	200,000
Recovery of future income tax asset	-	(35,600)	-	-	-	(35,600)
Fair market value of stock-based compensation	-	-	-	21,351	-	21,351
Net loss for the year	-	-	-	-	(106,421)	(106,421)

Balance, December 31, 2004	5,000,833	592,109	-	21,351	(265,253)	348,207
Fair market value of stock-based compensation	-	-	-	1,899	-	1,899
Net loss for the year	-	-	-	-	(193,598)	(193,598)

Balance, December 31, 2005	5,000,833	592,109	-	23,250	(458,851)	156,508
Shares issued for cash
On exercise of share purchase options – at $0.15	272,500	40,875	-	-	-	40,875
– at $0.30	20,000	6,000	-	-	-	6,000
Transfer from contributed surplus	-	1,800	-	(1,800)	-	-
Net loss for the period	-	-	-	-	(85,839)	(85,839)
Balance June 30, 2006	5,293,333	$ 640,784	$ -	$ 21,450	$ (544,690)	$ 117,544

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Schedule 1

(An Exploration Stage Company)

INTERIM SCHEDULE OF ACQUISITON AND DEFERRED EXPLORATION COSTS

for the six months ended June 30, 2006 and

for the year ended December 31, 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Balance at		Balance at		Balance at
	December 31,		December 31,		June 30,
	2004	Additions	2005	Additions	2006

Acquisition costs
Option and acquisition payments	$ 10,000	$ 10,000	$ 20,000	$ 10,000	$ 30,000
Legal fees	9,211	-	9,211	-	9,211
Advance royalty payments	1,200	2,800	4,000	8,000	12,000

Balance, ending	20,411	12,8000	33,211	18,000	51,211

Deferred exploration costs
Business plan	3,000	-	3,000	-	3,000
Consulting – Note 3	49,735	45,190	94,925	27,550	122,475
Drilling	36,081	-	36,081	-	36,081
Geology	17,681	800	18,481	-	18,481
Geophysics	2,350	-	2,350	-	2,350
Leasing costs	9,050	5,500	14,550	-	14,550
Project supervisions and engineering	79,733	9,560	89,293	-	89,293
Travel	10,391	4,533	14,924	-	14,924
Other	3,208	2,071	5,279	-	5,279

Balance, ending	211,229	67,654	278,883	27,550	306,433

Equipment costs	36,394	-	36,394	-	36,394

Permit deposits	3,000	-	3,000	-	3,000

	$ 271,034	$ 80,454	$ 351,488	$ 45,550	$ 397,038

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim statements follow the same accounting policies and methods of their application as the Company’s audited December 31, 2005, annual financial statements.  It is suggested that these interim financial statements be read in conjunction with the Company’s December 31, 2005, annual financial statements.

Note 2

Mineral Property

By an option agreement dated September 24, 2003 and amended April 7, 2004 and an agreement dated October 14, 2005, the Company acquired a 100% interest in certain mineral rights in properties located in the Greenwood mining division of British Columbia.  The consideration was Phase 1 and 2 exploration expenditures of $240,000, property payments totaling $30,000 and equipment costs of $25,000.  The property is subject to a 10% net profits royalty (held by an officer of the Company) and royalty payments to the underlying vendor to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from any Phase 2 production.  In addition, minimum advance royalty payments of $4,000 per year commence July 31, 2003.  The Company is also required to pay $90,000 to an underlying vendor on commencement of commercial production.

Note 3

Related Party Transactions – Notes 2, 6 and 7

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company, an officer of the Company and by a company controlled by a significant shareholder (11%) of the Company:

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Interim Financial Statements

June 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management) – Page 2

Note 3

Related Party Transactions – Notes 2, 6 and 7 – (cont’d)

					February 8,
					2000 (Date of
	Three months ended		Six months ended		Inception) to
	March 31,		June 30,		June 30,
	2006	2005	2006	2005	2006

Accounting	$ 13,475	$ 3,353	$ 14,975	$ 9,853	$ 76,420
Consulting	18,000	18,000	36,000	36,000	117,000
Office and miscellaneous	2,250	2,250	4,500	4,500	48,997
Rent	2,850	2,250	6,000	4,500	50,025
Travel	-	525	-	1,050	44,025
Interest	2,493	-	4,959	-	4,959

Deferred exploration:
Consulting	17,050	10,962	27,550	20,306	101,172

	$ 56,118	$ 37,340	$ 93,984	$ 76,209	$ 442,598

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at June 30, 2006 is $157,822 (December 31, 2005: $112,211) due to a partnership controlled by two directors of the Company and to a company controlled by a significant shareholder (11%) of the Company.

Note 4

Share Capital – Note 7

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

b)

Escrow Shares:

At June 30, 2006, there were 808,934 (December 31, 2005:  1,213,396) common shares held in escrow.  The escrow shares will be released pro rata to the shareholders as follows:

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Interim Financial Statements

June 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management) – Page 3

Note 4

Share Capital – Note 7 – (cont’d)

b)

Escrow Shares – (cont’d)

i)

404,464 on October 1, 2006;

ii)

404,478 on April 1, 2007.

c)

Share Purchase Options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company’s stock on the date of the grant and, unless otherwise stated, vest on the grant date.  Summary status of the plan is as follows:

		Weighted
		Average
	Number	Value

Options outstanding, December 31, 2005	447,500	$0.19
Options exercised	(292,500)	$0.16
Options expired	(30,000)	$0.30

Options outstanding, June 30, 2006	125,000	$0.225

At June 30, 2006, there were 125,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.225 per share.  These share purchase options expire on April 7, 2009.

Note 5

Restricted Cash

Included in cash is $4,000 (December 31, 2005: $4,000) held in trust, by the Company’s lawyer, for possible future royalty payments related to the Lapin Barite Property.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Interim Financial Statements

June 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management) – Page 4

Note 6

Convertible Debentures

During the year ended December 31, 2005, the Company received proceeds from the issuance of five convertible debentures each in the amount of $20,000, totaling $100,000.  Each debenture bears interest at 10% per annum, is repayable on November 30, 2006 and is convertible at the option of the lender into units at $0.305 per unit.  Each unit will consist of one common share and one share purchase warrant.  Each warrant will entitle the holder to purchase one common share at $0.305 per share until November 30, 2006.  Convertible debentures totaling $80,000 were issued to related parties.  These related parties are directors of the Company, the spouse of a director of the Company and a significant shareholder of the Company.

The debentures are secured by a general security agreement over all of the assets of the Company and its subsidiary.

Note 7

Subsequent Events

a)

By five promissory notes dated July 12, 2006, the Company borrowed $100,000 from various lenders, which include $60,000 from related parties.  The parties were related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.

b)

Effective August 16, 2006, the Company forward split its issued common shares on the basis of three new shares for one old share.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Terry Amisano, President of Zena Capital Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zena Capital Corp., (the “issuer”) for the interim period ending June 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

August 25, 2006
Date

/s/Terry Amisano
Signature

President
Title

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Roy Brown, Chief Financial Officer of Zena Capital Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Zena Capital Corp., (the “issuer”) for the interim period ending June 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

August 25, 2006
Date

/s/Roy Brown
Signature

Chief Financial Officer
Title

ZENA CAPITAL CORP.

QUARTERLY REPORT

for the six months ended June 30, 2006

MANAGEMENT DISCUSSION AND ANALYSIS

1.1

Date of Report: August 25, 2006

1.2

Overall Performance

Nature of Business and Overall Performance

The Company formalized a letter of intent dated May 23, 2003 (amended August 12, 2003) with the execution on September 24, 2003 of an Option Agreement to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals (“Minerals”), including barite, located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the “Industrial Minerals Property”).  The Company and the optionor were arm’s-length parties.  The properties consist of 12 claims (12 units) encompassing 300 hectares.  In order to acquire a 100% interest in the Minerals located on the Industrial Minerals Property, the Company was required to spend up to $790,000 on a three-phase program of exploration, development and equipment purchases (the “Program”). The proposed Option served as the Company’s Qualifying Transaction pursuant to Policy 2.4 of the TSX Venture Exchange (“TSX”).  On April 2, 2004, the Company completed its Qualifying Transaction.  The Company incorporated a wholly owned subsidiary, Rock Creek Minerals Ltd., under the British Columbia Company Act to hold the property and conduct the Phase 2 and 3 Programs (detailed below).  By an agreement dated October 14, 2005, the optionor agreed to dispose of his entire remaining interest in the Industrial Mineral Property for $20,000 which the Company paid.  In addition, the Company has also agreed to grant Roy Brown, an officer of the Company, and the President of the Company’s wholly-owned subsidiary, Rock Creek Minerals Ltd. a 10% net profits interest in the Industrial Mineral Property.  This interest replaces Mr. Brown’s interest that had previously been acquired from the optionor.

Phase I of the Program was completed by the Company during the year ended December 31, 2003, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs.  The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent.  As a result of these expenditures, the Company earned a 30% interest.   The drilling and related exploration work (12 diamond drill holes for a total of 203.79 metres) that was completed on the property confirmed the presence of high grade barite including an estimated measured resource of 5,800 tons of direct shipping barite with a specific gravity of greater than 4.2 and an estimated inferred resource of 4,340 tons with specific gravity of 3.5.  The Company, based on a qualified engineering report recommending the expenditure of $200,000 and TSX approval to Phase 2 of the Program as it’s Qualifying Transaction, commenced Phase 2 during the year ended December 31, 2004.  Phase 2 of the Program included exploration, equipment purchase and completion of production and test marketing of a “bulk sample” of up to 10,000 tons of barite.  Permission to obtain a permit for the “bulk sample” has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals.  The qualified engineering report (43-101 compliant report) has categorized this resource.  The Company incurred approximately $200,000 on Phase 2, but was unable to commence the production and test marketing of a bulk sample due to the Company’s inability to obtain access to the Industrial Mineral Property (see below).

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

June 30, 2006 – Page 2

As per the October 14, 2005 agreement listed above, the Company now owns 100% of the mineral rights to the Minerals subject to a 10% net profits interest and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000, the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the “bulk sample”.  Minimum advance royalty payments of $4,000 per year are payable by July 31.  The Company must also pay $90,000 upon the commencement of commercial production.  Roy Brown, an officer of the Company (director and officer of Company’s subsidiary) holds the 10% net profits interest.

Barite, the primary industrial mineral on the Industrial Minerals Property, is a major component and the weighting agent used in drilling mud for the oil and gas industry’s exploration and developmental drilling programs.  The Company’s research indicates that drilling activity in British Columbia is increasing, therefore increasing the regional demand for Barite. Currently supply is almost exclusively sourced from the USA, as there is little existing production available in B.C.

Operations during the six months ended June 30, 2006 were primarily related to further expenditures on Phase 2 of the Industrial Mineral Property (see detail below) and issues with respect to access to the Property.  During the year ended December 31, 2004, the Company conducted, as outlined in Phase 2 of it’s Option Agreement, a program of drilling, trenching and soil sampling program on the Rock Creek Lapin Barite Property. The 2004 program successfully outlined an additional barite zone on strike to the initial open pit zone. This new zone is on a slope and extraction of the barite will be more economical than at the open pit site.  The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision.  Approval to the permit was pending subject to completion of a baseline survey on which the mineral claims are located.  A baseline survey was completed in May 2005.  This survey indicated that insoluble barium sulfate (barite) comprised the large majority of the industrial mineral ore on the site and by its nature, would not create any free barium (if any was created, it would be well below the Canadian standard for safe drinking water).  Also the report indicated that radioactivity, uranium and thorium measurements on the site were well below the average for the area and fell within safe health standards by regulatory authorities.  The Company attempted to negotiate the terms of an Access agreement with the landowner.  After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard.  The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board (“MAB”) to settle the terms of access.  The Company submitted to the MAB on April 6, 2005.  On April 19, 2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the MAB process.  The Company attended the first meeting, along with the landowner and a member of the MAB on May 12, 2005 wherein a further meeting date in June and location was set to mediate the terms of access to the Property.  On August 3, 2005, the Company received the order from the MAB (amended on August 11, 2005), wherein the Company was granted access, subject to the payment of $5,000 to the landowner (paid on August 26, 2005) and the deposit of $10,000 with the MAB as an advance and security, respectively, for other payments to the landowner (annual land rental fee of $1,700 per acre utilized for exploration (a minimum of three acres), annual amount of $3,000 and $1.00 per linear foot of marketable trees cut, pulled down or damaged) and agreement by the landower.  The Company filed both orders with the Supreme Court of British Columbia.  The landowner, on which the claims are situated, did not agree with the order, returned the $5,000, and, as a result of his disagreement, the application for access proceeded to an arbitration settlement hearing, held on November 25, 2005, in Kelowna, B.C.

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

June 30, 2006 – Page 3

The Company agreed with and has followed the MAB process.  By an Arbitration order dated February 24, 2006, the matters related to access as outlined in the Mediation order of August 11, 2005, and filed in the Supreme Court of British Columbia, were upheld.  The Arbitration order provides the Company with the right to request costs associated with the Arbitration order.  The Company has commenced its exploration programs in July and August, 2006.  The Company is proceeding with obtaining mining and forestry approvals to commence a test sample, expected to be approximately 40 tonnes.  This test sample should be completed in September and will be used to determine the marketability of the barite.

The Company may also seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arises from the delay in obtaining access and work permits.

During the year ended December 31, 2005, the Company completed a private placement of five $20,000 principal amount of convertible debentures for total proceeds of $100,000.  Each debenture bears interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid.  The debentures are convertible, at the option of the holder, into units of the Company until November 30, 2006 at $0.305 per unit.  Each unit will comprise one common share in the capital of the Company and one common share purchase warrant exercisable into one common share at $0.305 per share until November 30, 2006.  If all debentures are converted into units, a total of 327,865 shares will be issued, and if all of the warrants are exercised, a total of 327,865 additional common shares in the capital of the Company will be issued.  The debentures are secured by a general security agreement over all of the assets of the Company and its subsidiary, Rock Creek Minerals Inc.

Any shares issued by the Company pursuant to a conversion of a debenture will be subject to a hold period of four months and one day from the date of issuance of the debentures pursuant to the policies of the TSX and applicable securities laws.

The proceeds of the financings were applied to exploration on the Company’s Industrial Mineral Property, property access-related costs and for general working capital.

The Company entered into an agreement dated March 19, 2004 whereby the Company was to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. (“MI”) for a fixed price per tonne including delivery and quality control monitoring.  This agreement was for one year with an option for MI to renew for an additional three years.  Effective on March 19, 2005, the agreement expired as the contract was not renewed by MI.  The Company is currently attempting to negotiate a new contract.

By five promissory notes dated July 12, 2006, the Company borrowed $100,000 from various lenders, which include $60,000 from related parties.  The parties were related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

June 30, 2006 – Page 4

1.3

Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

	Years ended December 31,
	2005	2004	2003

Total revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	(193,598)	(142,021)	(75,927)
Basic and diluted loss per share before discontinued operations and extraordinary items	(0.04)	(0.02)	(0.02)
Net loss	(193,598)	(142,021)	(75,927)
Basic and diluted loss per share	(0.04)	(0.02)	(0.02)
Total assets	401,248	370,153	291,663
Total long-term liabilities	-	-	-
Cash dividends per share	-	-	-

The Company’s activity has increased each year, as it became a fully reporting and trading public company, with a significant increase in expenditures in the year ended December 31, 2005 and 2004.  The TSX’s approval of the qualifying transaction was on April 2, 2004.  After that date, the Company was able to focus its energy of the Project and consequently increased the rate of expenditures both administratively and directly on the Project.  This is evidenced where the Company’s cumulative property expenditures have increased from approximately $270,000 in the year ended December 31, 2004 to approximately $350,000 in the year ended December 31, 2005.

1.4

Results of Operations

The Company has not yet generated revenue to date and has reported net losses in the past three years.  Net loss over the comparative six months generally remained consistent, except for an increase in interest expense which relates to the interest on the convertible debenture as discussed in section 1.5.  The Company’s significant project is the Industrial Minerals Project, detailed in section 1.2.

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

June 30, 2006 – Page 5

1.5

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,
	2006	2006	2005	2005	2005	2005	2004	2004

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Net income (loss) before discontinued operations and extraordinary items:
Total	$ (51,391)	$ (34,448)	$ (66,383)	$ (30,915)	$ (47,788)	$ (48,512)	$ 21,974	$ (41,624)
Per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)
Per share, fully diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)

Net income (loss):
Total	$ (51,391)	$ (34,448)	$ (66,383)	$ (30,915)	$ (47,788)	$ (48,512)	$ 21,974	$ (41,624)
Per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)
Per share, fully diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)

The Company reported a net loss of $85,839 for the six months ended June 30, 2006.  Administrative expenses for the six months ended June 30, 2006 has decreased by $8,986 compared to the six months ended June 30, 2005.  This is primarily due to less activity by the Company with respect to its mineral claims and financing arrangements.  The majority of the six months related to the Company awaiting the Arbitration Order and, consequently, activity was somewhat reduced.  Legal fees in the prior year’s six months were primarily related to financing, whereas there was no financing for the current six months.  Interest costs increased during the current six month period due to interest costs associated with the convertible debentures.  Financing arrangements for the exercise of options was conducted by the Company and consequently there were no legal costs associated with this.

The Company recorded a total of $45,550 in costs for the six months ended June 30, 2006 on the Industrial Mineral Property, as described above.  Details of these costs are disclosed in Schedule 1 of the financial statements.

1.6

Liquidity

The Company has total assets of $418,933.  The Primary assets of the Company are cash of $13,379, and a mineral property carried at $397,038.  The Company currently has $100,000 convertible debentures and has a working capital deficiency of $279,494.  The debentures bear interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid.  The debentures are convertible, at the option of the holder, into units of the Company until November 30, 2006 at $0.305 per unit.  Each unit will comprise one common share in the capital of the Company and one common share purchase warrant exercisable into one common share at $0.305 per share until November 30, 2006.  It is management’s opinion that these assets are sufficient to meet the Company’s obligations as they come due and that the Company is not exposed to any significant liquidity risks at this time.  By five promissory notes dated July 12, 2006, the Company borrowed $100,000 from various lenders, which include $60,000 from related parties.  The parties were related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

June 30, 2006 – Page 6

1.7

Capital Resources

The only capital resource of the Company is the mineral property, carried at $397,038.  The Company’s intention is to commit further funds for further expenditures on this property, as detailed in section 1.2.  The Company has commenced discussions with interested parties regarding the same.

1.8

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9

Transactions with Related Parties

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company (Kevin Hanson and Terry Amisano) and an officer of the Company (Roy Brown) and a significant shareholder of the Company (Greg Burnett):

			February 8,
			2000
			(Date of
	Six months ended		Incorporation)
	June 30,		to June 30,
	2006	2005	2006

Accounting	$ 14,975	$ 9,853	$ 76,420
Consulting	36,000	36,000	117,000
Office and miscellaneous	4,500	4,500	48,997
Rent	6,000	4,500	50,025
Travel	-	1,050	44,025
Interest	4,959	-	4,959

Deferred exploration costs:
Consulting	27,550	20,306	101,172

	$ 93,984	$ 76,209	$ 442,598

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable at June 30, 2006 is $58,522 due to a partnership controlled by two directors of the Company (Kevin Hanson and Terry Amisano) and $96,300 due to a company controlled by a significant shareholder of the Company (Greg Burnett).

Included in convertible debentures is a total of $80,000 owing to Terry Amisano Ltd. (controlled by a director of the Company), Alan Crawford (a director of the Company), Brenda Hanson (the spouse of Kevin Hanson, a director of the Company) and Greg Burnett (a significant shareholder of the Company).

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

June 30, 2006 – Page 7

1.10

Second Quarter

The second quarter events were primarily related to continued work with respect to the Property and administration of the Company.  The Property work was primarily relating to the removal of the temporary withholding of access.

1.11

Proposed Transactions

N/A

1.12

Critical Accounting Estimates

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

1.13

Changes in Accounting Policies

The Company adopted no new accounting policies during the six months ended June 30, 2006.

1.14

Financial Instruments and Other Instruments

The carrying value of cash and cash equivalents and accounts payable, accrued liabilities and convertible debenture approximate their fair values due to the short maturity of those instruments.  Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.15

Other MD&A Requirement

a)

Additional information relating to the Company is on SEDAR at www.sedar.com.

b)

Disclosure of Outstanding Share Data

i)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

ii)

Common shares issued:

	Number	Amount
Balance, December 31, 2005 and March 31, 2006	5,000,833	$ 592,109
Shares issued for cash stock options - at $0.15	272,500	40,875
- at $0.30	20,000	6,000

Balance, June 30, 2006	5,293,333	638,984
Forward split: three for one	10,586,666	-

Balance, August 25, 2006	15,879,999	$ 638,984

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

June 30, 2006 – Page 8

iii)

Share purchase options

At June 30, 2006 and August 25, 2006, there were 125,000 share purchase options outstanding to directors entitling the holders thereof the right to purchase one common share for each option held at $0.22 per share.  These share purchase options expire on April 7, 2009.

On April 4, 2006, the Company issued 292,500 common shares pursuant to the exercise of 272,500 share purchase options at $0.15 per share and 20,000 share purchase options at $0.30 per share.  The shares were issued to Terry Amisano and Kevin Hanson (131,250 each), Brian Hanson (10,000) and Roy Brown (20,000).

Share purchase options for the acquisition of 30,000 common shares at $0.30 per share expired on April 7, 2006.

iv)

Escrow Shares:

At June 30, 2006 and August 25, 2006, there were 808,932 common shares held in escrow.  The escrow shares will be released pro rata to the shareholders as follows:

i)

404,464 on October 1, 2006;

ii)

404,468 on April 1, 2007.

ZENA CAPITAL CORP.

604 – 750 West Pender Street

Vancouver, BC  V6C 2T7

August 23, 2006

FOR IMMEDIATE RELEASE

Trading Symbol: (TSX-V: ZCC)

NEWS RELEASE

Vancouver, B.C. Zena Capital Corp. (the “Company”) announces that it has completed a subdivision (the “Subdivision”) of its common shares pursuant to which each common share is being divided by a ratio of 3 to 1.  The Subdivision was approved by the Company’s shareholders at the Company’s extraordinary meeting of shareholders held on January 10, 2006, and by the Exchange on August 15, 2006.  There has been limited liquidity in the Company’s common shares for some time, and it is believed by management of the Company that the Subdivision will create a larger public float and hence greater liquidity.

The Company’s common shares started trading on a subdivided basis at the opening of the market on August 16, 2006.  The number of the Company’s issued and outstanding shares prior to the Subdivision was 5,293,333, and post Subdivision is 15,879,999.

The subdivision will be effected by way of a “push out”.  As a result, the Company’s shareholders as of the close of business on August 18, 2006, the record date for the Subdivision (the “Record Date”), will each receive an additional share certificate representing two times the number of the Company’s shares they held on the Record Date.  Pacific Corporate Trust Company, the Company’s registrar and transfer agent, will mail the additional certificates on or about August 24, 2006.

The Company also announces that the Exchange has accepted for filing five promissory note agreements (the “Notes”) dated July 12, 2006 entered into between the Company and its wholly-owned subsidiary Rock Creek Minerals Inc. (“Rock”) and each of Karkrash Holdings Ltd., Terry Amisano Ltd., Global Capital Group LLC, Greg Burnett and Trident Plus Inc. (the “Lenders”).  Pursuant to the Notes, each Lender has provided a loan of $20,000 to the Company, for a total of $100,000.  The Notes are payable on demand and bear interest of 15% per year payable annually on the anniversary date of the Notes.  The Notes are secured against the assets of Rock and the Company.

For further information please contact Kevin R. Hanson at 604-689-0188.

ZENA CAPITAL CORP.

”Kevin Hanson”

___________________________

Kevin R. Hanson,

Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Zena Capital Corp. -- SEC File No. 000-50829

(Registrant)

Date: August 30, 2006         By /s/ Terry Amisano____________________

                                     Terry Amisano, President/Director